Prospectus Supplement No. 9 to
Prospectus Dated December 19, 2007

Filed pursuant to Rule 424(b)(3)
Registration No. 333-146813

NORD RESOURCES CORPORATION

OFFERING OF 55,589,705 SHARES OF COMMON STOCK

This Prospectus Supplement No. 7 amends and supplements our prospectus dated December 19, 2007 relating to the resale of up to 55,589,705 shares of our common stock by the selling stockholders named in the prospectus under the heading "Selling Stockholders". These shares include the following shares:

  up to 30,666,700 shares of common stock issuable to certain selling stockholders, without the payment of any additional consideration, upon the conversion of 30,666,700 special warrants that were offered and sold in an unregistered private placement that closed on June 5, 2007;

  up to 15,333,350 shares of common stock issuable to certain selling stockholders upon the exercise of common stock purchase warrants, which in turn are issuable upon the conversion of the 30,666,700 special warrants that were offered and sold in the unregistered private placement that closed on June 5, 2007;

  up to 1,840,002 shares of common stock issuable to certain selling stockholders upon the exercise of stock options issued in partial consideration of services rendered in connection with the unregistered private placement of special warrants that closed on June 5, 2007;

  up to 4,053,590 shares of common stock issuable to certain selling stockholders upon the exercise of outstanding common stock purchase warrants; and

  up to 3,696,063 outstanding shares of common stock held by certain selling stockholders.

These transactions are described in the prospectus to which this prospectus supplement relates under "Selling Stockholders."

Our common stock is listed for trading on the Toronto Stock Exchange ("TSX") under the symbol "NRD", and is also quoted on the OTC Bulletin Board under the symbol "NRDS". On August 19, 2008, the high and low prices for one share of our common stock on the TSX were CDN$0.54 and CDN$0.53, respectively; the closing price for one share of our common stock on the TSX on that date was CDN$0.53. On August 19, 2008, the high and low prices for one share of our common stock on the OTC Bulletin Board were $0.51 and $0.47, respectively; the closing price for one share of our common stock on the OTC Bulletin Board on that date was $0.47. We do not have any securities that are currently traded on any other exchange or quotation system. There is no market through which the warrants may be sold and purchasers may not be able to resell their warrants.

It is anticipated that the selling stockholders will offer to sell the shares of common stock being offered in our prospectus dated December 19, 2007 as amended and supplemented, at prevailing market prices of our common stock on the TSX or on the OTC Bulletin Board. Any selling stockholder may, in such selling stockholder's discretion, elect to sell such shares of common stock at fixed prices, at varying prices or at negotiated prices. There is no relationship whatsoever between the offering price and our assets, earnings, book value or any other objective criteria of value. We will not receive any proceeds from the resale of shares of our common stock by the selling stockholders. We may receive proceeds from the exercise of warrants, if exercised, and will use such proceeds for general corporate purposes and potentially to repay corporate debt.

We agreed to bear substantially all of the expenses in connection with the registration and resale of the shares offered by our prospectus dated December 19, 2007 as amended and supplemented (other than selling commissions).

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated December 19, 2007. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The purchase of the securities offered through the prospectus as amended and supplemented involves a high degree of risk. You should invest in our common stock only if you can afford to lose your entire investment. You should carefully read and consider the section of the prospectus titled "Risk Factors" before buying any of our shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus as amended and supplemented hereby. Any representation to the contrary is a criminal offence.

The date of this prospectus supplement is August 19, 2008.

EXPLANATORY NOTE

This purpose of this prospectus supplement is to provide a copy of our Current Report on Form 8-K dated August 19, 2008, as filed with the Securities and Exchange Commission on August 19, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 18, 2008
Date of Report (Date of earliest event reported)

NORD RESOURCES CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	1-08733	85-0212139
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 West Wetmore Road, Suite 203 Tucson, Arizona	85705
(Address of principal executive offices)	(Zip Code)

520-292-0266
Registrant's telephone number, including area code

Not applicable.
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item	Description
7.01	Regulation FD Disclosure
9.01	Financial Statements and Exhibits

2.

SECTION 7 - REGULATION FD

Item 7.01       Regulation FD Disclosure

On August 19, 2008, Nord Resources Corporation ("Nord") issued a news release, a copy of which is attached as Exhibit 99.1, announcing that the Arizona Department of Environmental Quality has issued the air quality permit required to proceed with construction at Nord's Johnson Camp Mine in Arizona, and that contractors are mobilizing on to the site to begin installation of the new crushing and conveying system and other equipment.

The information in Item 7.01 of this report, and the related information in Item 9.01 and the exhibit, are being furnished pursuant to Item 7.01 of Form 8-K and General Instruction B.2 of Form 8-K. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01       Financial Statements and Exhibits
Exhibit No.	Exhibit
99.1	News release dated August 19, 2008**

**        Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
NORD RESOURCES CORPORATION
DATE: August 19, 2008	By: "/s/ Wayne W. Morrison" ______________________________ Wayne W. Morrison Chief Financial Officer

3.

NEWS RELEASE

For Immediate Release

Nord Resources Proceeding With Construction at Johnson Camp Mine To Facilitate New Copper Mining

TUCSON, AZ, August 19, 2008 - Nord Resources Corporation (TSX: NRD / OTC BB: NRDS.OB), which is reactivating copper mining at the Johnson Camp Mine in Arizona, today announced that the Arizona Department of Environmental Quality has issued the air quality permit required to proceed with construction at the mine.

"We are now moving full speed ahead in executing our plan to reach full copper production from new ore in spring 2009 at our estimated rate of approximately 25 million pounds per year," said John Perry, President and Chief Executive Officer. "Contractors are mobilizing on to the site to begin installation of the new crushing and conveying system and other equipment."

About Nord Resources

Nord Resources Corporation explores, develops, and operates mineral properties. The company's primary asset is the Johnson Camp Mine, located approximately 65 miles east of Tucson, Arizona, which it is reactivating to produce copper. The company commenced commercial copper production from residual leaching of the existing ore heaps on February 1, 2008 and expects to reach full copper production at a rate of approximately 25 million pounds per annum in spring 2009. For further information, please visit our website at www.nordresources.com.

Neither the TSX nor any regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release includes certain statements that may be deemed "forward-looking". All statements in this release, other than those of historical facts, may be considered forward-looking statements, including those concerning Nord's expectations regarding commencement of copper production from newly mined ore, copper production targets and estimates, and the assembly and installation of the new crushing and conveying system and other equipment at the Johnson Camp Mine. Risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, the market price of copper, general economic, market, and business conditions, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral reserves, the geology, grade, and continuity of mineral deposits, the possibility that mining results and metal recoveries will not be consistent with Nord's expectations, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production and operations, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, and the failure to obtain other necessary permits on a timely basis. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. In addition, Nord's business and operations are subject to the risks set forth in Nord's most recent Form 10-KSB, Form 10-Q, and other SEC filings which are available through EDGAR at www.sec.gov, and in Nord's prospectus and other filings with the British Columbia and Ontario Securities Commissions, which are available through SEDAR at www.sedar.com. Nord assumes no obligation to update the forward-looking statements except as may be required by law.

For further information:
John Perry
President and Chief Executive Officer
Nord Resources Corporation
(520) 292-0266
www.nordresources.com

Investor and Media Relations
Richard Wertheim
Wertheim + Company Inc.,
(416) 594-1600
or
(416) 518-8479 (cell)
or by email at wertheim@wertheim.ca.